

January 30, 2017

L. Don Miller
Senior Vice President and Chief Financial Officer
Bristow Group, Inc.
2103 City West Blvd.,
4th Floor
Houston, Texas 77042

> **Re:** **Bristow Group, Inc.**
> **Form 8-K Dated August 4, 2016**
> **Filed August 4, 2016**
> **File No. 001-31617**

Dear Mr. Miller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure